JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE
SUITE 100, BUILDING 12
ATLANTA, GEORGIA 30328

Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
Email: jones@corplaw.net		Facsimile 770-804-8004

October 13, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC  20549

Attn:  Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”)
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

By letter dated November 21, 2022, the staff (the "Staff") of the Securities and Exchange Commission ("Commission") provided JAAG Enterprises Ltd. (the "Company") with comments to the Company’s Registration Statement on Form S-1, initially filed on October 25, 2022, (the "First Comment Letter").  The Company filed its response to the First Comment Letter on January 18, 2023, at which time it filed an amendment to its registration statement on Form S-1A.  Subsequently, on February 8, 2023, the SEC submitted its second comment letter and the Company responded to that comment letter by its April 14, 2023 response letter.  On May 3, 2023, the Commission submitted its third comment letter (“Third Comment Letter”). The Company filed its response to the Third Comment letter on May 25, 2023.  On June 9, 2023 the Commission submitted its Fourth Comment Letter (“Fourth Comment Letter”).  The Company filed its response to the Fourth Comment Letter on June 23, 2023.  On July 27, 2023 the Company filed its acceleration request.  After discussions with the Staff, the Company withdrew its acceleration request on August 4, 2023. On August 2, 2023 the Company filed Amendment 5 to the Registration Statement and was notified by the Commission Staff that its financial statements were stale.   On September 20, 2023 the Company filed Amendment No. 6 to the Registration Statement reflecting updated financial statement dated June 30, 2023.  On September 29, 2023 the Commission submitted its fifth comment letter (“Fifth Comment Letter”).  The Company filed its response to the Fifth Comment Letter on October 2, 2023.  On October 10, 2023 the Commission submitted its Sixth Comment Letter (“Sixth Comment Letter”) and concurrently with this letter the Company is filing via – EDGAR Amendment No. 8 to the Form S-1, which has been amended in response to the Staff’s comments.  At the same time, we are filing as correspondence a red-line version of the Registration Statement showing changes from the prior version.

United States Securities and Exchange Commission

October 13, 2023

This letter contains the response to the Staff’s Sixth Comment Letter. The numbered response and heading set forth below correspond to the Staff’s Sixth Comment Letter.

Form S-l/A October 3, 2023

Signatures, page 62

Staff Comment:

1.

Please revise to identify the individuals signing in the capacities of your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-l.

Response:

The signature page has been revised to identify the individual signing in the capacity  of the Company’s principal financial officer and principal accounting officer.

General

Staff Comment:

2.

Please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCBB, OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation S-K.

Response:

The cover page disclosure and elsewhere, where appropriate in the document to disclose that the selling shareholders with offer and sell shares at $.05 until such time as the Company’s shares are listed on a national exchange or quoted on the OTCBB, OTCQX, or OTCQB, at which time such shares may be sold at prevailing market price in accordance with Item 501(b)(3) of Regulation S-K.

Staff Comment:

3.

We note that on the facing sheet of the Registration Statement you checked the “Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)” box. Please also revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;
•

Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a)and (b) of the Securities Exchange Act of 1934;

•	State your election under Section 107(b) of the JOBS Act;

United States Securities and Exchange Commission

October 13, 2023

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1),provide a risk factor explaining that this election allows you to del ay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Please also include an appropriate risk factor disclosure related to your status as an emerging growth company.

Response:

The registration statement has been revised as follows:

A)	Under the heading Emerging Growth Company on page 28 the Company describes how and when it may lose emerging growth company status.
B)	Under the heading Emerging Growth Company on page 28 the Company briefly describes the various exemptions that are available to it as an emerging growth company.
C)	Under the heading Emerging Growth Company on page 28 the Company describes its elections under Section 107(b) of the JOBS Act.
D)	In the Risk Factors on page 24 the Company has added a risk factor related to its status as an emerging growth company.

If you have any questions on these matters or if you need additional clarification of the issues, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: Jeffrey Chau